# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forward Industries, Inc., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 700 Veterans Memorial Hwy. Suite 100, Hauppauge, New York (NY), 11788
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0001813689
Persons authorized to receive notices and communications: Frances Fuqua, 300 Vesey St., New York, New York (NY), 10282, (929) 667-4552

## Reporting persons
- Galaxy Digital LP (CIK 0001813689): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 8,676,432; sole dispositive power 0; shared dispositive power 8,676,432; aggregate amount beneficially owned 8,676,432 (9.99% of the class); the aggregate amount excludes certain shares
- Galaxy Digital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,676,432; sole dispositive power 0; shared dispositive power 8,676,432; aggregate amount beneficially owned 8,676,432 (9.99% of the class); the aggregate amount excludes certain shares
- Galaxy Digital Holdings LP (CIK 0002070011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,676,432; sole dispositive power 0; shared dispositive power 8,676,432; aggregate amount beneficially owned 8,676,432 (9.99% of the class); the aggregate amount excludes certain shares
- Galaxy Digital Inc. (CIK 0001859392): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,676,432; sole dispositive power 0; shared dispositive power 8,676,432; aggregate amount beneficially owned 8,676,432 (9.99% of the class); the aggregate amount excludes certain shares
- Galaxy Group Investments LLC (CIK 0001912562): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,676,432; sole dispositive power 0; shared dispositive power 8,676,432; aggregate amount beneficially owned 8,676,432 (9.99% of the class); the aggregate amount excludes certain shares
- Michael E. Novogratz (CIK 0001380615): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,676,432; sole dispositive power 0; shared dispositive power 8,676,432; aggregate amount beneficially owned 8,676,432 (9.99% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Forward Industries, Inc.
Address of issuer's principal executive offices: 700 Veterans Memorial Hwy. Suite 100, Hauppauge, New York (NY), 11788

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being jointly filed by the following (collectively, the "Reporting Persons"):
(i) Galaxy Digital LP, a Cayman Islands limited partnership ("GD LP");
(ii) Galaxy Digital GP LLC, a Cayman Islands limited liability company ("GD GP");
(iii) Galaxy Digital Holdings LP, a Delaware limited partnership ("GD Holdings LP");
(iv) Galaxy Digital Inc., a Delaware corporation ("GD Inc.");
(v) Galaxy Group Investments LLC, a Delaware limited liability company ("GGI"); and
(vi) Michael E. Novogratz.

GD LP is the holder of record of the securities reported in this Schedule 13D. GD GP is the general partner of GD LP and wholly owned by GD Holdings LP. GD Inc. is the general partner of GD Holdings LP. GGI holds a majority of the voting power over GD Inc. and is managed by Mr. Novogratz. Based on the foregoing, each of GD GP, GD Holdings LP, GD Inc., GGI and Mr. Novogratz may be deemed to share beneficial ownership of the securities held of record by GD LP.

Current information concerning the identity and background of each of the executive officers and directors of GD Inc., as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference.
Residence or business address:
The principal business address of GGI is 107 Grand St., NY, NY 10013.

The principal business address of the other Reporting Persons is 300 Vesey St., New York, NY 10282.
Present principal occupation or employment: GD LP, GD GP, GD Holdings LP and GD Inc. are each in the business of digital asset trading, advisory and asset management, and blockchain and data center infrastructure. Mr. Novogratz is the founder and chief executive officer of Galaxy Digital and GGI is his private investment vehicle.
Criminal convictions in the last five years: During the last five years preceding the date of this filing, the Reporting Persons and the Covered Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years preceding the date of this filing, the Reporting Persons and the Covered Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See responses to Item 6 on each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Securities Purchase Agreement
On September 6, 2025, Forward Industries, Inc., a New York Corporation (the "Issuer"), entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain accredited investors, including GD LP (the "Purchasers"), pursuant to which the Issuer agreed to sell and issue to the Purchasers in a private placement (the "Private Placement") an aggregate of 89,189,189 shares (the "Shares") of the Issuer's Common Stock, at an offering price of $18.50, and/or pre-funded warrants in lieu thereof (the "Pre-Funded Warrants" and together with the Shares, the "Securities") to purchase shares of Common Stock (the "Pre-Funded Warrant Shares") with $18.49999 of the exercise price per Pre-Funded Warrant being pre-funded on September 11, 2025, subject to certain adjustments (the "Per Share Purchase Price"). The Private Placement closed on September 10, 2025.

The unfunded exercise price of each Pre-Funded Warrant equals $0.00001 per underlying Pre-Funded Warrant Share. The exercise price and the number of shares of Common Stock issuable upon exercise of each Pre-Funded Warrant is subject to certain adjustments. The Pre-Funded Warrants are exercisable in cash or by means of a cashless exercise and will not expire until the date such Pre-Funded Warrants are fully exercised. The Pre-Funded Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof (together with its affiliates) immediately following such exercise would exceed a specified beneficial ownership limitation; provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving notice to the Issuer (61 days' notice for increases), but not to any percentage in excess of 9.99%.

The foregoing descriptions of the Securities Purchase Agreement and Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of Securities Purchase Agreement and Pre-Funded Warrant, which are filed as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, GD LP purchased 8,108,109 shares of Common Stock for an aggregate purchase price of $150,000,000, which was funded with GD LP's working capital.

Strategic Advisor Agreement
On September 6, 2025, the Issuer entered into a Strategic Advisor and Lead Investor Agreement (the "Strategic Advisor Agreement") with GD LP, pursuant to which the Issuer engaged GD LP to serve as a strategic advisor to the Issuer with respect to the Private Placement. In consideration of GD LP's services, the Issuer issued to GD LP, in addition to the Securities acquired by GD LP pursuant to the Private Placement, 1,783,519 of Pre-Funded Warrants and 4,458,796 warrants (the "Advisor Warrants") to purchase an amount of shares of Common Stock (the "Advisor Shares").

The exercise price per share of the Advisor Warrants shall equal one penny ($0.01) per share and shall be exercisable as follows: (1) one-third (1/3) of the Advisor Warrants shall be exercisable on and after the first date on which the closing trading price of the Issuer's Common Stock on its principal stock exchange is equal to or greater than 150% of the cash Per Share Purchase Price for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement (as defined in Item 6 below); (2) one-third (1/3) of the Advisor Warrants shall be exercisable on and after the first date on which the closing trading price of the Issuer's Common Stock on its principal stock exchange is equal to or greater than 200% of the cash Per Share Purchase Price for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement; and (3) one-third (1/3) of the Advisor Warrants shall be exercisable on and after the first date on which the closing trading price of the Issuer's Common Stock on its principal stock exchange is equal to or greater than 250% of the cash Per Share Purchase Price for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement.

The foregoing descriptions of the Strategic Advisor Agreement and Advisor Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Strategic Advisor Agreement and form of Advisor Warrants, copies of which are attached hereto as Exhibit 4 and 5, respectively, and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons also may, at any time and from time to time, engage in discussions with the Issuer and its management for the purpose of effecting one or more of their rights pursuant to the Strategic Advisor Agreement. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors (the "Board"), other stockholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are set forth on row 11 and row 13 of each of the cover pages to this Schedule 13D and are incorporated herein by reference.

Calculations of the percentage of Common Stock beneficially owned is based on 85,067,662 shares of Common Stock outstanding as of September 16, 2025, as reported in the Issuer's Registration Statement on Form S-3ASR, filed with the Securities and Exchange Commission (the "SEC") on September 17, 2025.

Due to the Ownership Limitation (as defined below), the Reporting Persons collectively may be deemed to beneficially own 8,676,432 shares of Common Stock, consisting of 8,108,109 shares of Common Stock and warrants that can be exercised for 568,323 shares of Common Stock.

The number of shares of Common Stock into which certain warrants of the Issuer are exercisable is limited pursuant to the terms of such warrants to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the warrants of the Issuer to the extent that such exercise would cause the Reporting Persons' aggregate beneficial ownership to exceed or remain above the Ownership Limitation. Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 1,215,196 shares of Common Stock into which such warrants would otherwise be exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares of Common Stock as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 10 of each of the cover pages to this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons and the Covered Persons have not effected any transactions in the Issuer's Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference.

Registration Rights Agreement
In connection with the Private Placement, the Issuer and the Purchasers entered into a Registration Rights Agreement, dated September 6, 2025 (the "Registration Rights Agreement"), providing for the registration for resale of, among other things, the Shares, the Advisor Shares, the Pre-Funded Warrant Shares and the shares of Common Stock underlying the Advisor Warrants on an effective registration statement, pursuant to a registration statement (the "Resale Registration Statement") to be filed with the SEC no later than October 10, 2025. The Issuer has agreed to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective as promptly as possible, but in no event later than the fifth (5th) business day following its filing date (or, in the event of a review by the SEC, the seventy-fifth (75th) calendar day following the filing date), and to keep the Resale Registration Statement continuously effective from the date on which the SEC declares the Resale Registration Statement to be effective (or the Resale Registration Statement goes effective pursuant to its terms) until (i) the date on which the Purchasers shall have resold or otherwise disposed of all the Registrable Securities (as such term is defined in the Registration Rights Agreement) covered thereby, or (ii) the date on which the Registrable Securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is filed hereto as Exhibit 6 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement
2. Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).
3. Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025)
4. Strategic Advisor Agreement (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).
5. Form of Advisor Warrant (incorporated herein by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025)
6. Form Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).

## Signatures
- Galaxy Digital LP: /s/ Michael E. Novogratz, Galaxy Digital GP LLC, general partner By: Michael E. Novogratz, authorized signatory (09/18/2025)
- Galaxy Digital GP LLC: /s/ Michael E. Novogratz, Michael E. Novogratz, authorized signatory (09/18/2025)
- Galaxy Digital Holdings LP: /s/ Michael E. Novogratz, By: Galaxy Digital Inc., general partner By: Michael E. Novogratz, authorized signatory (09/18/2025)
- Galaxy Digital Inc.: /s/ Michael E. Novogratz, Michael E. Novogratz, authorized signatory (09/18/2025)
- Galaxy Group Investments LLC: /s/ Michael E. Novogratz, Michael E. Novogratz, authorized signatory (09/18/2025)
- Michael E. Novogratz: /s/ Michael E. Novogratz, Michael E. Novogratz (09/18/2025)